FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2009 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 24, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Konami Corporation filed its Quarterly Securities Report for the six-month period ended September 30, 2009 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 13, 2009. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Risks Relating to Our Business

3.	Significant Contracts

4.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Rights Plan

d.	Common Stock and Additional Paid-in Capital

e.	Major Shareholders

f.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	September 30, 2009	March 31, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥38,663	¥53,568
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥598 million and ¥470 million at September 30, 2009, and March 31, 2009, respectively	19,903	30,624
Inventories	28,618	23,512
Deferred income taxes, net	19,049	19,203
Prepaid expenses and other current assets	11,037	9,768

Total current assets	117,270	136,675

PROPERTY AND EQUIPMENT, net	60,011	60,552

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	312	560
Investments in affiliates	2,116	2,119
Identifiable intangible assets	35,782	35,883
Goodwill	21,885	21,925
Lease deposits	27,931	27,959
Deferred income taxes, net	3,306	3,641
Other assets	11,418	12,356

Total investments and other assets	102,750	104,443

TOTAL ASSETS	¥280,031	¥301,670

See accompanying notes to consolidated financial statements.

	Millions of Yen
	September 30, 2009	March 31, 2009
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,117	¥3,627
Trade notes and accounts payable	12,197	17,430
Accrued income taxes	1,399	6,683
Accrued expenses	14,442	17,738
Deferred revenue	6,109	7,586
Other current liabilities	6,469	9,322

Total current liabilities	43,733	62,386

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	38,315	37,739
Accrued pension and severance costs	2,714	2,941
Deferred income taxes, net	5,805	6,564
Other long-term liabilities	8,253	8,501

Total long-term liabilities	55,087	55,745

TOTAL LIABILITIES	98,820	118,131

COMMITMENTS AND CONTINGENCIES

EQUITY
Konami Corporation stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at September 30, 2009 and March 31, 2009; outstanding 133,461,265 shares at September 30, 2009 and 133,461,502 shares at March 31, 2009	47,399	47,399
Additional paid-in capital	77,089	77,090
Legal reserve	284	284
Retained earnings	75,576	76,947
Accumulated other comprehensive income (loss)	(794)	98
Treasury stock, at cost- 10,038,735 shares and 10,038,498 shares at September 30, 2009 and March 31, 2009, respectively	(23,187)	(23,186)

Total Konami Corporation stockholders’ equity	176,367	178,632

Noncontrolling interest	4,844	4,907

TOTAL EQUITY	181,211	183,539

TOTAL LIABILITIES AND EQUITY	¥280,031	¥301,670

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the six months ended September 30, 2008 and 2009

	Millions of Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
NET REVENUES:
Product sales revenue	¥105,431	¥75,283
Service revenue	41,473	38,631

Total net revenues	146,904	113,914

COSTS AND EXPENSES:
Costs of products sold	55,865	43,780
Costs of services rendered	39,865	37,697
Selling, general and administrative	28,330	27,826

Total costs and expenses	124,060	109,303

Operating income	22,844	4,611

OTHER INCOME (EXPENSES):
Interest income	381	71
Interest expense	(863)	(791)
Foreign currency exchange gain (loss), net	54	95
Other, net	(8)	43

Other income (expenses), net	(436)	(582)

INCOME BEFORE INCOME TAXES	22,408	4,029
INCOME TAXES	9,990	1,653
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	60	48

NET INCOME	12,478	2,424
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	514	192

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥11,964	¥2,232

PER SHARE DATA:

	Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Net income attributable to Konami Corporation per share:
Basic	¥87.07	¥16.73
Diluted	87.01	16.73

Weighted-average common shares outstanding	137,406,295	133,461,290
Diluted weighted-average common shares outstanding	137,508,812	133,461,290

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2008 and 2009

	Millions of Yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
NET REVENUES:
Product sales revenue	¥55,024	¥38,400
Service revenue	21,075	19,539

Total net revenues	76,099	57,939

COSTS AND EXPENSES:
Costs of products sold	30,650	22,201
Costs of services rendered	20,239	18,595
Selling, general and administrative	13,977	13,532

Total costs and expenses	64,866	54,328

Operating income	11,233	3,611

OTHER INCOME (EXPENSES):
Interest income	184	36
Interest expense	(464)	(394)
Foreign currency exchange gain (loss), net	(241)	(174)
Other, net	(22)	46

Other income (expenses), net	(543)	(486)

INCOME BEFORE INCOME TAXES	10,690	3,125
INCOME TAXES	4,199	1,217
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	31	28

NET INCOME	6,522	1,936
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	222	71

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥6,300	¥1,865

PER SHARE DATA:

	Yen
	Three months ended	Three months ended
	September 30, 2008	September 30, 2009
Net income attributable to Konami Corporation per share:
Basic	¥45.83	¥13.98
Diluted	45.81	13.98

Weighted-average common shares outstanding	137,456,301	133,461,200
Diluted weighted-average common shares outstanding	137,537,883	133,461,200

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Cash flows from operating activities:
Net income	¥12,478	¥2,424
Adjustments to reconcile net income to net cash provided by (used in) operating activities -
Depreciation and amortization	6,204	6,260
Provision for doubtful receivables	13	144
Equity in net income of affiliated company	(60)	(48)
Deferred income taxes	(1,856)	(187)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	10,164	7,074
Decrease (increase) in inventories	(9,007)	(5,524)
Decrease (increase) in other receivables	1,233	(219)
Decrease (increase) in prepaid expenses	(1,984)	(1,191)
Increase (decrease) in trade notes and accounts payable	(4,426)	(2,798)
Increase (decrease) in accrued income taxes, net of tax refunds	478	(5,151)
Increase (decrease) in accrued expenses	(3,725)	(2,802)
Increase (decrease) in deferred revenue	4,377	(1,320)
Increase (decrease) in advance received	753	(267)
Increase (decrease) in deposits	(530)	(576)
Other, net	1,932	(2,025)

Net cash provided by (used in) operating activities	16,044	(6,206)

Cash flows from investing activities:
Capital expenditures	(4,658)	(2,945)
Proceeds from sales of property and equipment	1,331	0
Decrease (increase) in lease deposits, net	1,784	(508)
Other, net	(50)	188

Net cash used in investing activities	(1,593)	(3,265)

Cash flows from financing activities:
Repayments of long-term debt	(296)	(296)
Principal payments under capital lease obligations	(1,437)	(1,360)
Dividends paid	(3,713)	(3,843)
Purchases of treasury stock	(100)	(1)
Other, net	464	164

Net cash used in financing activities	(5,082)	(5,336)

Effect of exchange rate changes on cash and cash equivalents	(354)	(98)

Net increase (decrease) in cash and cash equivalents	9,015	(14,905)

Cash and cash equivalents, beginning of the period	52,130	53,568

Cash and cash equivalents, end of the period	¥61,145	¥38,663

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Pursuant to section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007), the accompanying quarterly consolidated financial statements as of September 30 and March 31, 2009 and for the three and six months ended September 30, 2009 and 2008 of Konami Corporation (the “Company”) and its subsidiaries (collectively “Konami”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Konami became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the current period.

3. Newly Adopted Accounting Standards

In the second quarter ended September 30, 2009, Konami adopted FASB Accounting Standards Codification (“ASC”) No.105, “Generally Accepted Accounting Principles” (former Statement of Financial Accounting Standards (“SFAS”) No.168 “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No.162”). ASC No. 105 establishes the FASB Accounting Standard Codification ™ as the single official source of authoritative U.S. Generally Accepted Accounting Principles, other than guidance issued by the SEC and supersedes all existing non-SEC accounting and reporting standards, such as SFAS, Opinions of the Accounting Principles Board, Emerging Issues Task Force, or AICPA Statement of Position. The adoption of ASC No. 105 did not have a material effect on Konami’s consolidated financial position or results of operations.

Effective April 1, 2009, Konami has adopted ASC No.805, “Business Combinations” (former SFAS No.141 (revised 2007), “Business Combinations”). ASC No.805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. As of the effective date, the adoption of ASC No.805 did not have a significant impact on its consolidated financial statements.

Effective April 1, 2009, Konami has adopted ASC No. 810, “Consolidation” (former SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statement, an amendment of ARB No. 51”). ASC No. 810 establishes accounting standards for noncontrolling interests and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. ASC No. 810 requires (i) that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest, (ii) that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and (iii) expanded disclosures that clearly identify and distinguish between the interests of the parent owner and the interests of the noncontrolling owners of a subsidiary. Upon the adoption of ASC No. 810 noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. The consolidated financial statements of the prior year have also been reclassified to conform to the presentation used for this current period.

4. Inventories

Inventories at September 30, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	September 30, 2009	March 31, 2009
Finished products	¥9,834	¥11,641
Work in process	15,914	8,300
Raw materials and supplies	2,870	3,571

Total	¥28,618	¥23,512

5. Property and Equipment

Property and equipment at September 30, 2009 and March 31, 2009 consisted of the following:

	Millions of Yen
	September 30, 2009	March 31, 2009
Property and equipment, at cost:
Land	¥11,387	¥11,331
Buildings and structures	59,590	61,503
Tools, furniture and fixtures	25,801	26,738
Construction in progress	458	12

Total	97,236	99,584
Less-Accumulated depreciation and amortization	(37,225)	(39,032)

Net property and equipment	¥60,011	¥60,552

6. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries’ plans for the six months ended September 30, 2008 and 2009, and the three months ended September 30, 2008 and 2009 included the following components:

	Millions of Yen
	Six months ended September 30, 2008	Six months ended September 30, 2009
Service cost – benefits earned during the period	¥102	¥105
Interest cost on projected benefit obligation	13	12
Expected return on plan assets	(20)	(19)
Recognized actuarial gain	(68)	(13)
Amortization of prior service cost	(20)	—

Net periodic cost	¥7	¥85

	Millions of Yen
	Three months ended September 30, 2008	Three months ended September 30, 2009
Service cost – benefits earned during the period	¥51	¥53
Interest cost on projected benefit obligation	7	6
Expected return on plan assets	(10)	(10)
Recognized actuarial gain	(34)	(6)
Amortization of prior service cost	(10)	—

Net periodic cost	¥4	¥43

7. Equity

The changes in the carrying amount of Konami Corporation stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the six months ended September 30, 2008 and 2009, and the three months ended September 30, 2008 and 2009 were as follows:

	Millions of Yen
For the six months ended September 30, 2008	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2008	¥182,759	¥4,324	¥187,083

Dividends paid to stockholders of Konami Corporation	(3,708)	—	(3,708)
Dividends paid to noncontrolling interests	—	(2)	(2)
Purchase of treasury stock and other changes	376	(53)	323
Comprehensive income:
Net income for the period	11,964	514	12,478
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(179)	—	(179)
Net unrealized losses on available-for-sale securities	(25)	—	(25)
Adjustment on retirement benefits	(52)	—	(52)

Comprehensive income for the period	11,708	514	12,222

Balance at September 30, 2008	¥191,135	¥4,783	¥195,918

	Millions of Yen
For the six months ended September 30, 2009	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Dividends paid to stockholders of Konami Corporation	(3,603)	—	(3,603)
Dividends paid to noncontrolling interests	—	(247)	(247)
Purchase of treasury stock and other changes	(2)	—	(2)
Comprehensive income:
Net income for the period	2,232	192	2,424
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(788)	(8)	(796)
Net unrealized losses on available-for-sale securities	(97)	—	(97)
Adjustment on retirement benefits	(7)	—	(7)

Comprehensive income for the period	1,340	184	1,524

Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

	Millions of Yen
For the three months ended September 30, 2008	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2008	¥186,902	¥4,561	¥191,463

Purchase of treasury stock and other changes	54	—	54
Comprehensive income:
Net income for the period	6,300	222	6,522
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,106)	—	(2,106)
Net unrealized gain on available-for-sale securities	11	—	11
Adjustment on retirement benefits	(26)	—	(26)

Comprehensive income for the period	4,179	222	4,401

Balance at September 30, 2008	¥191,135	¥4,783	¥195,918

	Millions of Yen
For the three months ended September 30, 2009	Konami Corporation stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2009	¥175,615	¥4,779	¥180,394

Purchase of treasury stock and other changes	(1)	—	(1)
Comprehensive income:
Net income for the period	1,865	71	1,936
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,051)	(6)	(1,057)
Net unrealized losses on available-for-sale securities	(58)	—	(58)
Adjustment on retirement benefits	(3)	—	(3)

Comprehensive income for the period	753	65	818

Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of Konami’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of Konami’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from brokers.

The estimated fair values of Konami’s financial instruments at September 30, 2009 and March 31, 2009 are as follows:

	Millions of Yen
	September 30, 2009		March 31, 2009
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥312	¥312	¥560	¥560
Long-term debt, including current installments	(15,500)	(15,423)	(15,796)	(15,318)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	—	—	43	43

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

ASC No. 820 “Fair Value Measurements and Disclosures” (former SFAS No. 157 “Fair Value Measurements”) defines fair value as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of September 30, 2009 and March 31, 2009, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
September 30, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥312	¥—	¥—	¥312

Total assets	¥312	¥—	¥—	¥312

Liabilities:
Derivatives	¥—	¥—	¥—	¥—

Total liabilities	¥—	¥—	¥—	¥—

	Millions of Yen
March 31, 2009	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥560	¥—	¥—	¥560

Total assets	¥560	¥—	¥—	¥560

Liabilities:
Derivatives	¥—	¥43	¥—	¥43

Total liabilities	¥—	¥43	¥—	¥43

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of September 30, 2009 and March 31, 2009, Konami did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Under ASC No. 280 “Segment Reporting” (former SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

Konami operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.

2. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

3. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under ASC No. 280 “Segment Reporting.”

2.	“Corporate” primarily consists of administrative expenses of the Company.

3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following table summarizes revenue and operating income (loss) by operating segment which are the primary measures used by Konami’s chief operating decision maker to measure Konami’s operating results and to measure segment profitability and performance. This information is derived from Konami’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥48,094	¥23,239	¥4,181	¥585	¥76,099
Intersegment	86	43	—	(129)	—

Total	48,180	23,282	4,181	456	76,099
Operating expenses	35,034	22,302	3,613	3,917	64,866

Operating income (loss)	¥13,146	¥980	¥568	¥(3,461)	¥11,233

Three months ended September 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥26,718	¥21,891	¥4,989	¥4,341	¥57,939
Intersegment	100	46	—	(146)	—

Total	26,818	21,937	4,989	4,195	57,939
Operating expenses	23,881	21,662	3,457	5,328	54,328

Operating income (loss)	¥2,937	¥275	¥1,532	¥(1,133)	¥3,611

Six months ended September 30, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,873	¥45,317	¥7,854	¥860	¥146,904
Intersegment	157	139	—	(296)	—

Total	93,030	45,456	7,854	564	146,904
Operating expenses	66,725	43,892	6,814	6,629	124,060

Operating income (loss)	¥26,305	¥1,564	¥1,040	¥(6,065)	¥22,844

Six months ended September 30, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥51,222	¥43,239	¥8,896	¥10,557	¥113,914
Intersegment	197	136	—	(333)	—

Total	51,419	43,375	8,896	10,224	113,914
Operating expenses	46,935	43,077	6,681	12,610	109,303

Operating income (loss)	¥4,484	¥298	¥2,215	¥(2,386)	¥4,611

b. Geographic information

Three months ended September 30, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥53,509	¥12,755	¥8,649	¥1,186	¥76,099	—	¥76,099
Intersegment	6,673	1,407	63	93	8,236	¥(8,236)	—

Total	60,182	14,162	8,712	1,279	84,335	(8,236)	76,099
Operating expenses	50,176	13,543	7,958	1,435	73,112	(8,246)	64,866

Operating income (loss)	¥10,006	¥619	¥754	¥(156)	¥11,223	¥10	¥11,233

Three months ended September 30, 2009	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥46,619	¥8,141	¥2,071	¥1,108	¥57,939	—	¥57,939
Intersegment	1,647	1,187	5	143	2,982	¥(2,982)	—

Total	48,266	9,328	2,076	1,251	60,921	(2,982)	57,939
Operating expenses	46,049	7,174	2,842	1,300	57,365	(3,037)	54,328

Operating income (loss)	¥2,217	¥2,154	¥(766)	¥(49)	¥3,556	¥55	¥3,611

Six months ended September 30, 2008	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥109,854	¥20,620	¥13,913	¥2,517	¥146,904	—	¥146,904
Intersegment	10,504	2,264	66	213	13,047	¥(13,047)	—

Total	120,358	22,884	13,979	2,730	159,951	(13,047)	146,904
Operating expenses	100,065	21,291	12,715	3,041	137,112	(13,052)	124,060

Operating income (loss)	¥20,293	¥1,593	¥1,264	¥(311)	¥22,839	¥5	¥22,844

Six months ended September 30, 2009	Japan	North America	Europe	Asia /Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥92,063	¥13,784	¥5,022	¥3,045	¥113,914	—	¥113,914
Intersegment	3,684	2,049	9	220	5,962	¥(5,962)	—

Total	95,747	15,833	5,031	3,265	119,876	(5,962)	113,914
Operating expenses	92,527	13,724	6,032	3,012	115,295	(5,992)	109,303

Operating income (loss)	¥3,220	¥2,109	¥(1,001)	¥253	¥4,581	¥30	¥4,611

For the purpose of presenting its operations in geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are provided.

North America presented in the table above substantially consists of United States.

11. Commitments and Contingencies

Konami is subject to pending claims and litigation. Management, after review and consultation with counsel, considers that any liability from the disposition of such lawsuits would not have a material adverse effect on the consolidated financial condition and results of operations of Konami.

Konami has placed firm orders for purchases of property, plant and equipment and other assets amounting to approximately ¥1,987 million as of September 30, 2009.

12. Subsequent Events

As of November 13, 2009, the date the financial statements were issued, no reportable subsequent events occurred.